# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Acquisition Corp II, CIK 0001853138
CUSIP: G33033104
Title of class of securities: Class A Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor, New York, New York (NY), 10167
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001688382

## Reporting persons
- Fort Baker Capital Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,766,401; sole dispositive power 0; shared dispositive power 4,766,401; aggregate amount beneficially owned 4,766,401 (9.5% of the class)
- Steven Patrick Pigott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,766,401; sole dispositive power 0; shared dispositive power 4,766,401; aggregate amount beneficially owned 4,766,401 (9.5% of the class)
- Fort Baker Capital, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,766,401; sole dispositive power 0; shared dispositive power 4,766,401; aggregate amount beneficially owned 4,766,401 (9.5% of the class)

## Item 1. Issuer
Name of issuer: Ares Acquisition Corp II
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor, New York, New York, 10167

## Item 2. Person Filing
Name of person filing:
Fort Baker Capital Management LP
Steven Patrick Pigott
Fort Baker Capital, LLC
Address of principal business office or, if none, residence: The principal business address of each reporting person is 700 Larkspur Landing Circle, Suite 275, Larkspur, CA 94939.
Citizenship:
Fort Baker Capital Management LP: Delaware Limited Partnership
Steven Patrick Pigott: Citizen of the United States
Fort Baker Capital, LLC: Delaware Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Reference is hereby made to Items 5-9 of this Schedule, which Items are incorporated by reference herein.

Fort Baker Capital Management LP directly holds 4,766,401 Class A Ordinary Shares. Steven Patrick Pigott acts as Limited Partner/Chief Investment Officer for Fort Baker Capital Management LP. Fort Baker Capital, LLC acts as General Partner for Fort Baker Capital Management LP.

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein.

The calculation of percentage of beneficial ownership in item 11 was derived from the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 4, 2025, in which the Issuer stated that the number of Class A Ordinary Shares outstanding was 50,000,000 as of March 17, 2025.
Percent of class:
Fort Baker Capital Management LP: 9.5 %
Steven Patrick Pigott: 9.5%
Fort Baker Capital, LLC: 9.5%
Sole power to vote or to direct the vote:
Fort Baker Capital Management LP: 0
Steven Patrick Pigott: 0
Fort Baker Capital, LLC: 0
Shared power to vote or to direct the vote:
Fort Baker Capital Management LP: 4,766,401
Steven Patrick Pigott: 4,766,401
Fort Baker Capital, LLC: 4,766,401
Sole power to dispose or to direct the disposition:
Fort Baker Capital Management LP: 0
Steven Patrick Pigott: 0
Fort Baker Capital, LLC: 0
Shared power to dispose or to direct the disposition:
Fort Baker Capital Management LP: 4,766,401
Steven Patrick Pigott: 4,766,401
Fort Baker Capital, LLC: 4,766,401

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated May 15, 2025

## Signatures
- Fort Baker Capital Management LP: /s/ Steven Patrick Pigott, Steven Patrick Pigott, Chief Investment Officer (05/15/2025)
- Steven Patrick Pigott: /s/ Steven Patrick Pigott, Steven Patrick Pigott (05/15/2025)
- Fort Baker Capital, LLC: /s/ Steven Patrick Pigott, Steven Patrick Pigott, Chief Investment Officer (05/15/2025)